EXHIBIT 99.1

Cespira Appoints Carlos Gonzalez as President and CEO

VANCOUVER, British Columbia, Jan. 22, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT), is pleased to announce that Cespira, the Company’s High Pressure Direct Injection (HPDI) joint venture with Volvo Group, has appointed Carlos Gonzalez as President and CEO, effective April 1, 2025. Carlos succeeds Dan Sceli, CEO of Westport, who held the position on an interim basis since the closing of the joint venture transaction in June 2024 and will continue to sit on Cespira’s board.

“The Westport team is pleased to welcome Carlos as the new President and CEO of Cespira,” said Dan Sceli, Chief Executive Officer of Westport Fuel Systems. “His exceptional leadership, combined with a proven track record in business development and supply chain management within the automotive and commercial vehicle industries, will be instrumental in guiding Cespira towards its continued growth and success. Just as importantly, his passion for sustainability and innovation perfectly aligns with our commitment to delivering transformative solutions for hard-to-decarbonize transportation applications.”

“I am thrilled to join this exceptional team in their mission to decarbonize the industry with cost-efficient technology that is perfectly suited for heavy-duty applications. With a focus on customer satisfaction, environmental sustainability, and fleet efficiency, we will deliver innovative solutions that meet the evolving needs of the industry,” said Carlos.

Carlos brings more than 24 years of experience in the automotive and commercial vehicle industry across Europe, including the last 12 years as a leader at ZF Group, a global technology leader in advanced mobility solutions, where he last served as Vice President and Global Key Account Executive for the TRATON Group. His career includes significant tenures at General Dynamics ELS, Continental AG, and Lear Corporation.

Carlos holds engineering degrees from the Universitat Rovira i Virgili (Tarragona, Spain) and the Universidad Europea de Madrid (Madrid, Spain) and Executive training from Duke University (MBA), Insead Business School (HILP) and IESE Business School (PADE).

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

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